UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission File Number 1-31921

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Compass Minerals International, Inc. Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Compass Minerals International, Inc.
9900 West 109th Street, Suite 100
Overland Park, Kansas 66210

Contents
Report of Independent Registered Public Accounting Firm

The Plan Administrator
Compass Minerals International, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Compass Minerals International, Inc. Savings Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Compass Minerals International, Inc. Savings Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Kansas City, Missouri

June 26, 2014

Contents
Compass Minerals International, Inc. Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
Assets	2013	2012
Investments, at fair value (Notes 2, 3 and 4)
Interest-bearing cash	$4,915,279	$5,295,422
Common/collective trust	10,243,561	11,664,921
Mutual funds	76,242,836	64,508,895
Non-employer common stocks	151,498	91,841
Employer common stock	5,185,386	4,337,546
	96,738,560	85,898,625
Receivables
Employer contributions	1,165,235	152,692
Notes receivable from participants	2,284,254	2,257,100
	3,449,489	2,409,792
Net assets available for benefits at fair value	100,188,049	88,308,417
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts in common/collective trust (Note 3)	(154,402)	(333,819)
Net Assets Available for Benefits	$100,033,647	$87,974,598

The accompanying notes are an integral part of the financial statements.

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Compass Minerals International, Inc. Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2013	2012
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 3)	$11,628,826	$6,120,553
Interest and dividend income	2,981,947	2,753,121
Net investment income	14,610,773	8,873,674
Contributions
Participants	3,992,146	3,794,610
Employer	3,834,889	2,643,152
Rollovers	188,119	396,913
Total contributions	8,015,154	6,834,675

Benefits paid to participants	(10,549,827)	(3,805,041)
Administrative expenses	(17,051)	(18,779)
Net increase in net assets	12,059,049	11,884,529
Net assets available for benefits at beginning of year	87,974,598	76,090,069
Net assets available for benefits at end of year	$100,033,647	$87,974,598

The accompanying notes are an integral part of the financial statements.

Contents
Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

Note 1.	Description of the Plan

The following description of the Compass Minerals International, Inc. (the Company, CMP or Compass Minerals) Savings Plan (the Plan) provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General:  The Plan is a contributory, defined contribution plan covering all U.S. employees of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:  Participants are allowed to contribute, in pre-tax dollars, a percentage of their eligible compensation as defined by the Plan, up to the maximum of the lesser of 60% of their eligible compensation or the annual limit allowed by the Internal Revenue Code (IRC) – ($17,500 in 2013 and $17,000 in 2012).  Participants may also elect to contribute to the Plan on an after-tax basis or through a Roth 401(k) option.  Participants may contribute from a minimum of 1% to a maximum of 10% of their eligible compensation on an after-tax basis to the Roth 401(k), subject to the maximum allowed by IRC rules.  Beginning in January 2009, newly-hired participants are automatically enrolled in the Plan at an initial, pre-tax amount of 1% of their eligible compensation.  Participants may terminate or change their election at any time subsequent to the automatic enrollment.

The Company contributes, for each participant, a non-discretionary matching contribution on up to 6% of a participant’s eligible compensation as follows:  100% of their pre-tax deferrals up to the first 3% of eligible compensation, and 50% of their pre-tax deferrals on the next 3% of eligible compensation.  For non-union participants, the Company may also make profit sharing contributions to the Plan at the discretion of the Company’s Board of Directors.  Those participants must be employed on the last day of the plan year to be eligible for discretionary profit-sharing contributions except in the case of a participant’s death, disability, or retirement, as defined in the Plan document.  For the years ended December 31, 2013 and 2012, discretionary profit sharing contributions totaling $1,090,966 and $0 respectively, were accrued for the Plan.

The Company has elected to make a fixed contribution to each participant’s account equal to 1% of the participant’s gross compensation which is automatically invested in Compass Minerals common stock.  This contribution will remain in Compass Minerals common stock until the participant redirects the investment into another investment option available under the Plan. In addition, the Company may designate a qualified non-elective contribution to be allocated to non-highly compensated employees to maintain compliance with IRC nondiscrimination tests.

The Plan also allows participants to rollover part or all of an eligible rollover distribution received by the participant from another qualified plan.

Participant accounts:  Each participant’s account is credited with the participant’s salary deferral contribution, the Company’s non-discretionary matching contribution, rollover contributions, allocation of the Company’s discretionary profit-sharing contribution, if applicable, the fixed employer contribution in CMP common stock and Plan earnings or losses.  Allocations are based on earnings or account balances as defined in the Plan agreement.  A participant is entitled to receive only the vested portion of their account balance at the time of a distributable event.

Eligibility:  All U.S. employees are eligible to participate in the Plan immediately upon employment.

The Plan excludes from eligibility those employees who are citizens of Puerto Rico, or non-resident aliens, leased employees and independent contractors.

Contents
Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

Participants’ investment options:  Participants must direct their salary deferral, rollover contributions, employer non-discretionary matching contribution and employer discretionary profit sharing contribution to the selected investments as made available and determined by the Company.  In addition, the participants may invest in shares of Compass Minerals common stock.  Participants may change their investment options at any time throughout the year via the internet or direct phone access to Fidelity Management Trust Company.  However, employees who are subject to trading window restrictions for transactions in Compass Minerals common stock may not change their investment in Compass Minerals common stock during specified blackout periods.

Vesting:  All participants are immediately vested in the portion of their plan account related to participant salary deferral contributions, rollover deposits, non-discretionary Company matching contributions, fixed Company contributions of funds to purchase CMP stock and earnings or losses thereon.  Employees vest in the Company discretionary profit sharing contributions and any earnings or losses thereon, at a rate of 20% each year beginning on the participant’s first anniversary of employment.

Forfeitures:  Forfeitures of terminated participants’ non-vested Company contributions are used to pay Plan administrative expenses and reduce employer contributions.  Forfeitures of non-vested contributions totaling $66,342 and $52,220 were used to reduce employer contributions in 2013 and 2012, respectively. Forfeitures of non-vested Company contributions totaling $0 and $3,600 were used to pay Plan expenses in 2013 and 2012, respectively.  At December 31, 2013, the forfeiture balance of $50,976, included in interest-bearing cash on the Statements of Net Assets Available for Benefits, was available to apply to future administrative expenses or employer contributions.

Participant loans:  Participants are able to borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance.  However, the Plan excludes Company contributions subsequent to April 2007 from in-service withdrawals (including loans) except in the case of hardship withdrawals, for which a portion of the Company matching contributions may be available.  The terms of the loans are over one to five years for general purpose loans and over one to ten years for residential loans, except for certain loans grandfathered in under pre-existing Plans which had terms up to 30 years.  The loans must be adequately secured by the vested account balance and bear interest at a rate commensurate with local prevailing rates.  Interest rates on outstanding loans at December 31, 2013 range from 4.3% to 10.0%.  Principal and interest are paid ratably through after-tax payroll deductions with maturity dates ranging from 2014 through 2023.

Payment of benefits:  Upon death, disability, retirement or termination of service, participants, or their designated beneficiaries in case of death, are eligible to request a distribution of their vested account balance.  If a participant’s vested account balance exceeds $5,000, a participant or designated beneficiary may elect to receive a lump sum payment or defer distributions to a later date.  Vested account balances of less than $5,000 but greater than $1,000 will be rolled-over into an investment retirement account while vested account balances of $1,000 or less will be distributed in one lump sum payment, unless the participant elects another option before the end of the Plan year.  Distributions are made in accordance with Plan provisions in the form of lump sum distributions or installment distributions.

Administrative expenses:  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  A portion of the expenses incurred in the administration of the Plan, which consist primarily of trustee fees, are paid by the participants.  Other administrative expenses of the Plan may be paid by the Company or from forfeitures of non-vested Company contributions to the Plan.

Recent Accounting Pronouncements: In October 2013, the Financial Accounting Standards Board issued guidance to make certain technical corrections, conform terminology and clarify guidance related to various topics.  This guidance included an amendment to defined contribution pension plans which

Contents
Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

clarifies that plan investments should be measured at fair value less costs to sell, if those costs are significant.  The Plan’s adoption did not have a material impact on the Plan’s financial statements.

Note 2.	Significant Accounting Policies

The Plan’s significant accounting policies are as follows:

Basis of accounting:  The financial statements of the Plan are presented on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

The Fidelity Managed Income Portfolio fund invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Investment valuation and income recognition:  Investments held by the Plan are stated at fair value less costs to sell, if those costs are significant.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are accounted for on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividend income is recorded on the ex-dividend date.

Use of estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Payment of benefits:  Benefits are recorded when paid.

Notes receivable from participants:  Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Any related fees are recorded as administrative expenses and expensed when incurred.  No allowance for losses has been recorded as of December 31, 2013 and 2012.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the remaining participant loan balance is recorded as a benefit payment.

Contents
Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

Note 3.	Investments

The following table presents the fair value of the Plan’s investments.  Single investments representing more than 5% of the Plan’s net assets as of December 31, 2013 and 2012 are separately identified.

	December 31,
	2013		2012
Investments at fair value
Mutual funds:
Fidelity Growth Co. K Fund	$10,863,080	*	$8,646,902	*
Fidelity Spartan International Index Fund	4,489,807		3,897,446
Fidelity Spartan 500 Index Inst. Fund	14,202,861	*	0
Fidelity Equity Inc. K Fund	4,487,101		0
Pimco Total Return Fund	4,858,598		7,125,277	*
Fidelity Freedom K 2020	5,022,817	*	4,560,259	*
Fidelity Freedom K Funds, various	21,419,226		15,386,985
Fidelity Spartan 500 Index Adv. Fund	0		12,045,013	*
Fidelity Equity Inc. Fund	0		3,876,327
Other	10,899,346		8,970,686
	76,242,836		64,508,895
Common/collective trust:
Fidelity Managed Income Portfolio	10,243,561	*	11,664,921	*
Common Stock:
Compass Minerals International, Inc.	5,185,386	*	4,337,546
Other	151,498		91,841
	5,336,884		4,429,387
Interest-bearing cash	109,825		112,678
Fidelity Retirement Money Market	4,805,454		5,182,744	*
	4,915,279		5,295,422
	$96,738,560		$85,898,625
*Investment represents 5% or more of net assets.

The Plan invests in mutual funds which hold various securities including U.S. government securities, corporate debt instruments and corporate stocks.  Investment securities in general are exposed to various risks, such as interest rate risk, concentration of credit risk and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the financial statements.

During the years ended December 31, 2013 and 2012, the Plan’s investments, primarily mutual funds, appreciated in value (including gains and losses on investments bought and sold, as well as held during the year) by $11,628,826 and $6,120,553, respectively, including appreciation of $346,567 and $306,296, respectively, in Compass Minerals common stock.

The investments held in the Plan’s common/collective trust are fully benefit-responsive and include traditional guaranteed investment contracts (GICs), fixed income securities and synthetic investment

Contents
Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

contracts.  The collective trust fund’s investment goal is to preserve principal while earning interest.  A GIC is issued by a financial institution and provides for the payment of a specified interest rate and for the repayment of the principal at contract maturity.  The collective trust fund also invests in a pool of fixed income securities which are “wrapped” by synthetic investment contracts issued by financial institutions that insure the participant-initiated withdrawals from the fund will be paid at contract value.  The gains and losses in that fund are not immediately credited to participant accounts, but are instead recognized over time by adjusting the interest rate credited to the fund. Participant-directed redemptions have no restrictions; however, the collective trust fund is required to provide a one-year redemption notice to liquidate its entire share in the fund.

Although the collective trust fund’s fully benefit-responsive investment contracts allow participant withdrawals and exchanges to be paid at contract value (principal and interest accrued to date), during the term of the contract, withdrawals prompted by certain events that would cause a significant withdrawal from the fund, such as Company-initiated layoffs, the sale of a division or Plan termination, may be paid at market value, which may be less than contract value.  The Company does not believe the occurrence of any such event that would limit the collective trust fund’s ability to transact at contract value is probable.

During the years ended December 31, 2013 and 2012, the average yield earned by the collective trust fund for all fully benefit-responsive investment contracts was approximately 1.5% and 1.7%, respectively while the average yield based on actual earnings credited to participants of the collective trust fund was approximately 0.9% and 1.1%, respectively.

Note 4.	Fair Value Measurements

As required, the Plan’s financial instruments are measured and reported at their estimated fair value less costs to sell, if those costs are significant.   Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction.  The following provides a description of the fair value hierarchy of inputs that may be used to measure fair value.

Level 1 – Quoted market prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than Level 1 that are either directly or indirectly observable; and
Level 3 – Unobservable inputs developed using estimates and assumptions developed by the Plan.

The Plan’s investments are measured using the following valuation methods:

Interest-bearing cash:  The carrying amount of the Plan’s cash accounts approximates fair value.

Mutual funds:  The fair value of these funds is determined using the net asset value based upon observable market quotations as of the close of business on the last trading day of the year.

Common/collective trust:  The fair value of the investment in the common/collective trust’s net asset value is determined using an income approach by the fund trustee based upon the contractual terms at year end of the underlying fully benefit-responsive investment contracts comprising the fund.

Non-employer common stock:  The fair value of these securities is based upon observable market quotations as of the close of business on the last trading day of the year.

Employer common stock: The fair value of these securities is based upon observable market quotations as of the close of business on the last trading day of the year.

The Plan’s receivables approximate fair value.

Contents
Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

The fair values of investments as of December 31, 2013 and 2012 are included in the tables below:

	December 31, 2013	Level 1	Level 2	Level 3
Interest-bearing cash	$4,915,279	$4,915,279	$—	$—
Common/collective trust	10,243,561	—	10,243,561	—
Mutual funds(a)	76,242,836	76,242,836	—	—
Non-employer common stock	151,498	151,498	—	—
Employer common stock	5,185,386	5,185,386	—	—
	$96,738,560	$86,494,999	$10,243,561	$—

(a)
Includes mutual fund investments of approximately 39% in the common stock of large-cap U.S. companies, approximately 2% in the common stock of mid-cap U.S. companies, approximately 5% in the common stock of small-cap U.S. companies, approximately 8% in the common stock of international companies, approximately 11% in debt securities of U.S. companies and approximately 35% in funds that invest in both debt and equity securities.

	December 31, 2012	Level 1	Level 2	Level 3
Interest-bearing cash	$5,295,422	$5,295,422	$—	$—
Common/collective trust	11,664,921	—	11,664,921	—
Mutual funds(a)	64,508,895	64,508,895	—	—
Non-employer common stock	91,841	91,841	—	—
Employer common stock	4,337,546	4,337,546	—	—
	$85,898,625	$74,233,704	$11,664,921	$—

(a)
Includes mutual fund investments of approximately 38% in the common stock of large-cap U.S. companies, approximately 2% in the common stock of mid-cap U.S. companies, approximately 4% in the common stock of small-cap U.S. companies, approximately 8% in the common stock of international companies, approximately 17% in debt securities of U.S. companies and approximately 31% in funds that invest in both debt and equity securities.

Note 5.	Reconciliation of Financial Statements to Form 5500

As discussed in Note 2, the Plan’s fully benefit-responsive investment contracts allow participant withdrawals and exchanges to be paid at contract value which differs from fair value.  The Form 5500 requires the net assets available for benefits to be stated at fair value.  The following table is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31 of each year.

	2013	2012
Net assets available for benefits per financial statements	$100,033,647	$87,974,598
Adjustment from contract value to fair value for interest in fully benefit-responsive investment contracts in common/collective trust	154,402	333,819
Net assets available for benefits per Form 5500	$100,188,049	$88,308,417

Contents
Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements
The following table is a reconciliation of the net increase in net assets per the financial statements and the net income as shown in the Form 5500 for the year ended December 31, 2013.
2013
Net increase in net assets per financial statements	$12,059,049
Adjustment to reflect change in fair value for interest in fully benefit-responsive investment contracts in common/collective trust	(179,417)
Net income per Form 5500	$11,879,632

Note 6.	Related-Party Transactions

Certain Plan investments are mutual funds and a common/collective trust, which are managed by Fidelity Management Trust Company.  Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Company, as plan administrator and sponsor, is a related party to the Plan.  At December 31, 2013 and 2012, the plan held 64,776.84 and 58,058.44 shares, respectively, of CMP common stock with market values of $5,185,386 and $4,337,546, respectively.  During 2013 and 2012, the Plan purchased $1,015,772 and $916,075, respectively, of CMP stock and sold $514,498 and $374,652, respectively, of CMP stock.

Note 7.	Income Tax

The Plan has received a determination letter from the Internal Revenue Service dated April 27, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. Potential tax liabilities for unrecognized tax benefits are recognized only if they are more likely than not to be upheld based on their technical merits.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

Note 8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 9.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their accounts.

Contents
Compass Minerals International, Inc. Savings Plan
Employer Identification Number 36-3972986, Plan 001
Form 5500 Schedule H, Line 4i
Schedule of Assets (Held at end of Year)
As of December 31, 2013

	Identity if issuer, borrower, lessor or similar party	Description of investment including maturity date, collateral, par or maturity value	Number of Shares/Units	Current Value

	PIMCO	PIMCO Total Return Fund - Mutual Fund	454,499.38	$4,858,598
	Columbia Acorn	Col/Acorn International Y	33,218.67	1,560,945
	Columbia	Columbia Divdend Inc Y	10,667.78	197,888
	PIMCO	PIMCO High Yield Inst Fund - Mutual Fund	274,719.78	2,640,057
	RS Investments**	RS Partners Y - Mutual Fund	84,732.38	3,462,165
	American Century	AmCent Inflation-Adj. Bond Inv. - Mutual Fund	60,093.32	692,876
*	Compass Minerals
	International, Inc.	Common Stock	64,776.84	5,185,386
*	Fidelity	Fidelity Equity Income K - Mutual Fund	76,467.30	4,487,101
*	Fidelity	Fidelity Growth Company K Fund - Mutual Fund	90,744.97	10,863,080
*	Fidelity	Fidelity Freedom K Income - Mutual Fund	117,732.78	1,408,084
*	Fidelity	Fidelity Freedom K 2000 - Mutual Fund	9,718.81	118,764
*	Fidelity	Fidelity Freedom K 2005 - Mutual Fund	1,980.15	26,613
*	Fidelity	Fidelity Freedom K 2010 - Mutual Fund	43,113.39	604,881
*	Fidelity	Fidelity Freedom K 2015 - Mutual Fund	224,464.61	3,196,376
*	Fidelity	Fidelity Freedom K 2020 - Mutual Fund	337,554.89	5,022,817
*	Fidelity	Fidelity Freedom K 2025 - Mutual Fund	305,181.96	4,733,372
*	Fidelity	Fidelity Freedom K 2030 - Mutual Fund	270,078.98	4,283,453
*	Fidelity	Fidelity Freedom K 2035 - Mutual Fund	191,516.75	3,137,044
*	Fidelity	Fidelity Freedom K 2040 - Mutual Fund	98,208.54	1,617,495
*	Fidelity	Fidelity Freedom K 2045 - Mutual Fund	54,177.01	910,174
*	Fidelity	Fidelity Freedom K 2050 - Mutual Fund	69,598.78	1,174,131
*	Fidelity	Fidelity Freedom K 2055 - Mutual Fund	17,302.31	208,839
*	Fidelity	Spartan 500 Index Inst - Mutual Fund	216,870.67	14,202,861
*	Fidelity	Spartan Extended Market - Mutual Fund	35,112.47	1,875,708
*	Fidelity	Spartan International Index - Mutual Fund	110,396.04	4,489,807
*	Fidelity	Fidelity Retirement Money Market Fund	4,805,454.37	4,805,454
*	Fidelity	Fidelity Managed Income Portfolio -
		Common/Collective Trust	10,243,560.69	10,243,561
*	Fidelity**	Brokeragelink (self-directed)	-	731,030
*	Plan Participants	Participant loans receivable (4.25% - 10.00%)
		maturing 2014 through 2023	-	2,284,254
				$99,022,814

*Represents a party in interest.
**Primarily Fidelity investments.

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EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1*	Consent of Ernst & Young LLP.

* Filed herewith

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Compass Minerals International, Inc., as plan administrator for the Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

COMPASS MINERALS INTERNATIONAL, INC. SAVINGS PLAN
PLAN ADMINISTRATOR

Date:	June 26, 2014	/s/ Steven N. Berger
Steven N. Berger
Senior Vice President of Corporate Services